

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Barry J. Sanders
Chief Executive Officer and President
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Eurosite Power Inc.**
> **Form S-1**
> **Filed July 11, 2012**
> **File No. 333-18220**

Dear Mr. Sanders:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all required exhibits, such as the legal opinion and Securities Purchase Agreement, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. It appears that your common stock meets the definition of "penny stock" as defined by Rule 3a51-1 under the Exchange Act. As such, you cannot incorporate by reference information into your Form S-1. Please refer to General Instruction VII.D.1. (c) of Form S-1. You also are unable to rely upon Private Securities Litigation Reform Act of 1995, to which you make reference on page 10. Please revise accordingly.

Plan of distribution, page 12

3. We note your disclosure "We have entered into purchase agreements directly with purchasers in connection with this offering …" When purchase agreements are executed before the filing of a registration statement the subsequent registration of the securities that are the subject of the purchase agreement may be inappropriate. It appears that you have already commenced your offering privately prior to filing your registration statement.   As such, you cannot subsequently register these securities in a public offering. Please refer to the Division of Corporation Finance Compliance and Disclosure Interpretations Question 139.09 (Securities Act Sections). Please withdrawal your registration statement or provide us with your analysis of why it is appropriate for you to register these securities.

4. As a related matter, we note that the Placement Agency Agreement you have with Merriman Capital Inc. lapsed on July 31, 2012. If you are no longer relying on a placement agent to place the securities you are offering in this registration statement, please revise your disclosure accordingly. Alternatively, if you have extended the terms of your agreement with Merriman, please revise to disclose the terms of your new agreement.

Undertakings, page II-2

5. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director